

June 12, 2012

<u>Via E-mail</u>
Christopher D. Myers
President and Chief Executive Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, California 91764

Re: **CVB Financial Corp.**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 29, 2012
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed March 1, 2011
        File No. 0-10140

Dear Mr. Myers:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Amit Pande

                                        Amit Pande
                                        Accounting Branch Chief